PKH ENTERPRISES INC.
                         SUITE 155-11960 HAMMERSMITH WAY
                           RICHMOND, BRITISH COLUMBIA
                                 CANADA V7A 5C9

November 28, 2003

UNITES STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC
USA 20549

ATTENTION:   GOLDIE B. WALKER - OFFICE OF EMERGING GROWTH COMPANIES

RE:  PKH ENTERPRISES, INC.
     REGISTRATION STATEMENT ON FORM 10-SB
     FILED APRIL 9, 2001, AS AMENDED AUGUST 20, 2002
     FILE NO. 333-58534

Dear Sirs:

The Board of Directors of PKH Enterprises Inc. wish to withdraw their Registration Statement on Form 10-SB as filed April 9, 2001, as amended August 20, 2002.

Please close your file on this Registration Statement on Form 10-SB.

Yours truly,

PKH ENTERPRISES INC.


/s/ Larry Bishop


Larry Bishop
President